Exhibit 99.1

Fast Track Provides Shareholder Update on IP-Led Growth Strategy and Sony Music Entertainment Malaysia Partnerships Following LAUNCHPAD Media Launch

Singapore, August 3, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, today issued a letter to shareholders outlining recent operational developments, including the two strategic co-branded partnership agreements with Sony Music Entertainment Malaysia (the “Partner”), and highlighting the strategic direction towards an intellectual property (IP) ownership and media business model.

Building the Next Chapter of Fast Track Entertainment

Dear Shareholders,

The past few weeks have defined the future direction Fast Track will be heading towards. After months of diligence, we announced two strategic co-branded partnership agreements with Sony Music Entertainment Malaysia. In collaboration with our Partner, we established two pioneering artist growth platforms that address a critical challenge facing emerging artists seeking to establish a name for themselves: growing their audience while expanding brand partnerships in an increasingly dynamic and competitive Southeast Asia entertainment market. The platforms that Fast Track and our Partner have established to address this challenge are the Global Digital Content Platform and the Offline Regional Launchpad Initiative (“LAUNCHPAD”).

We believe the entertainment industry is entering a new era; one that demands bold, innovative strategies to transform emerging artists into household names. In today’s competitive landscape, lasting success requires more than good music – it requires engaged audiences, thriving communities, and scalable commercial opportunities. A single event or campaign is no longer enough. Sustainable value is created by building integrated ecosystems that connect talent, original content, wider audiences, and commercial opportunities. That is the future we are building today with our Partner.

An Evolving Entertainment Industry

The way audiences discover, engage, and support artists has fundamentally changed. Digital content, creator communities, social media, and live experiences are no longer independent channels. Together, they shape how artists grow their careers, how fans build lasting connections, and how brands engage audiences. As this landscape continues to evolve, we believe companies that can integrate these capabilities into a connected ecosystem will be best positioned to create sustainable long-term value.

This evolving landscape served as the foundation for our initial discussions and ultimately led to the formation of our partnership. Drawing on our Partner’s rich experience representing hundreds of artists, from established mainstream names to emerging talent, we began developing a pioneering solution that integrates live entertainment experiences, digital media growth, and brand partnerships to help rising artists deepen audience engagement and accelerate audience growth. This fundamental industry shift and the establishment of the Global Digital Content Platform and LAUNCHPAD are driving the next phase of Fast Track’s growth.

Our Corporate Evolution into an IP and Media Company

Fast Track has built its strong industry reputation through celebrity partnerships, artist representation, and live entertainment experiences. Today, we are aggressively expanding beyond those foundations into a fully capitalized intellectual property (IP) and media company.

Under our binding agreements, Fast Track Entertainment serves as the lead operator and paymaster for Global Digital Content Platform and LAUNCHPAD, securing 100% IP ownership of the developed content and capturing 90% net profit share across the monetization of these programs. For shareholders, the control in ownership and majority share of earnings is the primary takeaway. While we benefit from the extensive resources, industry expertise, and relationships of our Partner, Fast Track maintains control over how we execute and rapidly scale both platforms.

Looking Ahead

Our immediate focus is execution. Today, we have officially unveiled LAUNCHPAD at the Kuala Lumpur Media Event, marking the first public activation of the platform alongside our Partner. The event will be followed by the introduction of new creator collaborations under the Global Digital Content Platform, alongside additional initiatives that further strengthen our content ecosystem and regional audience reach. Additional information, including a recap of the event, will be shared in detail in the following weeks.

Looking ahead, Fast Track is executing a clear roadmap designed to transform how we develop, monetize and scale emerging artists in the Southeast Asia market. LAUNCHPAD is a recurring, multi-city live entertainment circuit that we plan to execute at least twice a year. We will unveil the schedule for the inaugural regional tour in the next few months, which will feature emerging and established artists in venues with fewer than 1,500 attendees per city. This deliberate, intimate setting is designed to deepen fan engagement while supporting lean, predictable economics. After the 2026 rollout, we plan to expand LAUNCHPAD into additional key Southeast Asian markets.

Concurrently, our Global Digital Content Platform is onboarding established digital creators to build dedicated regional fan communities across Instagram, TikTok, and YouTube. Through co-produced, long-form interview series, original shows, and backstage content, Fast Track shares ownership of channel brands and IP with creator partners.

By integrating LAUNCHPAD and our Global Digital Content Platform into a single scalable ecosystem that complements each other, we are creating a commercial ecosystem with diversified, scalable, and recurring revenue streams:

●	Digital Revenue: Advertising, digital brand sponsorships, e-commerce merchandise, and future livestreaming through the Global Digital Content Platform.
●	Data-Driven Touring: Leveraging real-time engagement, streaming and demographic data to identify demand before venues are booked, reducing risk and improving routing and ticket yields.
●	Accelerated Agency Deal Conversion: Verified audience analytics strengthens client conversion rates to drive higher-value sponsorships across digital content and live tours.
●	Live-Event Revenue: LAUNCHPAD generates ticket, brand sponsorship, and artist merchandise sales.
●	Proactive Talent Attraction: A combined pipeline of digital growth and regional touring positions Fast Track as a preferred, undisputed partner for regional artists and management firms.

Expanding Beyond Music: Lifestyle, Culinary, and Sports IP

While music is the foundation of our platforms, this model is designed to scale into broader lifestyle categories. Building on past activations with culinary and lifestyle icon Chef Tommie Lee and sports personality Amotti, we plan to extend the IP model and framework into culinary, lifestyle, and sports talent through premium digital content and live experiences for broader audiences and brand clients.

Building Sustainable Shareholder Value

A simple principle guides every strategic decision we make: to build a business that delivers sustainable long-term value for our shareholders, expand and diversify our earnings, while supporting the growth of emerging artists in the competitive global entertainment market.

We are building a scalable IP and media business, investing in platforms that strengthen our intellectual property portfolio, deepen audience engagement, expand commercial opportunities, and create a more diversified entertainment business with clear revenue visibility.

While we remain focused on disciplined execution, we are equally excited by the opportunities ahead. We believe the foundations we are putting in place today position Fast Track for its next phase of growth, and we look forward to sharing our progress with you in the quarters ahead.

Thank you for your continued trust and support.

Sincerely,

Harris Lim

Chief Executive Officer

Fast Track Entertainment

About FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Fast Track Entertainment (FTE) is a proud subsidiary of Fast Track Group (NASDAQ: FTRK), shaping global entertainment from Asia through celebrity partnerships, artist representation and live entertainment experiences. Founded in Singapore in 2012, FTE has built a strong track record working with global and Korean celebrities such as Jessica Jung, MINNIE of i-dle and TREASURE, and most recently signed KIIRAS, a six-member K-pop girl group, for global live entertainment and concert tour representation across the APAC region.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results. It encourages investors to read the risk factors contained in the Company’s final prospectus, and other reports it files with the SEC, before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law.

Media Enquiries

Fast Track Entertainment
Judy Ang | Head of Marketing & Communications

Email: judy.ang@ftentertainmentglobal.com

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com